SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 5, 2023, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	06/30/2023	06/30/2022
Results of the fiscal year	58,094	75,222
Attributable to:
Shareholders of the controlling company	57,351	74,487
Non-controlling interest	743	735

2. Other comprehensive income for the fiscal year	in million of ARS
	06/30/2023	06/30/2022
Other comprehensive income for the fiscal year	(1,286)	(379)
Attributable to:
Shareholders of the controlling company	(1,309)	(384)
Non-controlling interest	23	5

3. Total comprehensive income for fiscal year	in million of ARS
	06/30/2023	06/30/2022
Total comprehensive for fiscal year	56,808	74,843
Attributable to:
Shareholders of the controlling company	56,042	74,103
Non-controlling interest	766	740

4. Equity details	in million of ARS
	06/30/2023	06/30/2022
Share Capital	799	805
Shares to be issue	6.552	-
Treasury shares	13	7
Comprehensive adjustment of capital stock and of treasury shares	82,434	74,861
Warrants	6,265	6,284
Share Premium	128,022	142,098
Premium for trading of treasury shares	502	524
Legal Reserve	10,038	6,772
Special Reserve (Resolution CNV 609/12)	49,921	49,921
Cost of treasury share	(3,325)	(1,605)
Reserve for future dividends	8,985	8,985
Reserve for conversion	189	1,087
Special Reserve	31,109	2,882
Other reserves	(25,196)	(24,829)
Retained earnings	65,745	74,715
Shareholders’ Equity attributable to controlling company’s shareholders	362,053	342,457
Non-controlling interest	22,330	23,443
Total shareholder's equity	384,383	365,900

Pursuant to Article 62 paragraph l) sections 6) and 8) of the mentioned Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 811,137,457 (including treasury shares) which is divided into: (i) 811,122,208  common shares, with a nominal value of ARS 1 each and one vote per share; and (ii) 15,249 common shares, with a nominal value of ARS 1 each and one vote per share in registration process.

 It is clarified that at the closing date of the financial statements, the following was pending:

(i) the authorization of a public offering for the issuance of 6,552,405,000 ordinary, book-entry shares, with a Nominal Value of ARS 1, with the right to 1 vote per share, for a total of ARS 6,552,405,000, derived from the partial capitalization of the share premium account, in accordance with the resolution adopted by the Shareholders' Meeting dated April 27, 2023, which was duly resolved and granted on July 25, 2023, by Comisión Nacional de Valores (the Argentine National Securities Commission), resolving that the capital authorized amounts to Nominal Value ARS 7,363,542,457, made up of the same number of ordinary, book-entry shares, of  Nominal Value ARS 1 each and one vote per share, including in the aforementioned capital the amount of 15,249 shares derived from the exercise of warrants, which already had public offering authorization granted by the Comisión Nacional de Valores and whose issuance was resolved by the Company's Board of Directors on June 15, 2023; and

(ii) the authorization of the transfer of the public offer due to the change in the nominal value of the sum of ARS 1 to the sum of ARS 10, in accordance with the resolution adopted by the Shareholders' Meeting on April 27, 2023, which was duly resolved and authorized on September 4, 2023, by the Comisión Nacional de Valores, reaching the Company's capital stock the amount of ARS 7,363,542,450 which correspond to 736,354,245 ordinary shares, with Nominal Value of ARS 10 each and one vote per share, subject to the previous accreditation of the registration of the reform of the seventh article of the bylaws.

In this sense, it is reported that, as of the date of issuance of these financial statements, and in compliance with formal requirements, both the increases in capital stock through the issuance of new shares and the exercise of warrants, as well as the reform of the bylaws due to changes of nominal value are in the process of registration with the Comisión Nacional de Valores and subsequent registration with the General Inspection of Justice, pending the authorization of Bolsas y Mercados S.A. in order to file the notices corresponding to the settlement of the shares.

The Company's market capitalization as of June 30, 2023 was approximately USD 659 million (81,113,745 GDS with a price per GDS of USD 8.12).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 454,612,016 shares directly and indirectly (through Helmir S.A.), which represents 56.93% of the share capital (net of treasury shares). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of June 30, 2023, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 343,987,853 common shares, with a nominal value of ARS 1 each and one vote per share from the Company that represents 43.07% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued, which empower the shareholders to buy up to 80 million new shares at a price of USD 0.432 for each share. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, 44,878 warrants have been exercised and the amount outstanding is 79,709,301.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 904,548,787. We also inform that if Cresud, through its subsidiary Helmir S.A., were to exercise its warrants like the rest of the shareholders, its stake would increase by 58,178,537 ordinary shares, which would mean a 57.49% stake on the share capital (net of treasury shares), it corresponds to 512,790,553 ordinary shares.

Among the news of the period ended on June 30, 2023, and subsequent, the following can be highlighted:

●
The net result for fiscal year 2023 recorded a profit of ARS 58,094 million, 22.8% lower than fiscal year 2022.

●
Rental adjusted EBITDA reached ARS 42,500 million, 24.9% higher than fiscal year 2022, driven by the Shopping Centers and Hotels segments. Total adjusted EBITDA reached ARS 36,000 million compared to ARS 59,126 million in 2022.

●
Mall tenant sales grew by 16.0% in fiscal year 2023 compared to fiscal year 2022 and occupancy grew significantly, reaching 97.4%.

●
During the fiscal year and subsequently, we sold 9 floors of the “200 Della Paolera” building, the Suipacha 652/64 building and our 50% interest in Quality Invest S.A., owner of the San Martín property, for the total amount of USD 163.7 million.

●
We concluded our debt refinancing process this year, including the exchange of the Series II Notes for USD 360 million, reducing net debt by 67% since 2020.

●
  We distributed dividends twice this fiscal year for a total amount of USD 124.1 million and repurchased our own shares for approximately 1.7% of the capital stock.

●
On September 5, 2023, the Board of Directors called a Shareholders' Meeting in order to distribute a dividend for the sum up to ARS 64,000 million, among other points to be discussed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 5, 2023